Exhibit (a)(5)(I)

FOR IMMEDIATE RELEASE	SCOTT J. DUNCAN
FX Energy, Inc.
December 8, 2015	3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
(801) 486-5555 Fax (801) 486-5575
www.fxenergy.com

FX Energy Announces Successful Completion of Tender Offer for its Common Stock by ORLEN Upstream and Commencement of Subsequent Offering Period by ORLEN Upstream

Salt Lake City, December 8, 2015, — FX Energy, Inc. (NASDAQ: FXEN) (the “Company”) today announced that Kiwi Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o. (“ORLEN Upstream”), has successfully completed its previously announced tender offer (the “Tender Offer”) for all of the outstanding shares of common stock of the Company.  The Tender Offer was made pursuant to an Offer to Purchase dated October 27, 2015 (the “Offer to Purchase”) and under the terms and conditions of the previously announced Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) (the “Merger Agreement”) among the Company, ORLEN Upstream and Merger Sub.

Computershare Trust Company, N.A., the depositary for the Tender Offer, has indicated that, as of 12:01 a.m., Eastern time, on December 8, 2015, 37,080,788 shares of common stock of the Company were validly tendered and not withdrawn in the Tender Offer (including 1,856,173 shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), representing approximately 67.6% of the shares of common stock of the Company issued and outstanding.  The number of shares tendered pursuant to the Tender Offer satisfies the non-waivable minimum condition of the Tender Offer (i.e., that at least a majority of the Company’s outstanding shares of common stock (determined on a fully diluted basis) and at least a majority of the voting power of the Company’s outstanding shares of capital stock (determined on a fully diluted basis) have been validly tendered and accepted for payment.)  Merger Sub has accepted for payment all shares of common stock that were validly tendered and not withdrawn in the Tender Offer.

Merger Sub also announced today the commencement of a subsequent offering period (the “Subsequent Offering Period”) during which holders of common stock of the Company who have not yet tendered their shares will have the opportunity to do so.  The Subsequent Offering Period is scheduled to expire at 5:00 p.m., Eastern time, on Friday, December 18, 2015, unless extended.  Any shares validly tendered during this Subsequent Offering Period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same $1.15 price per share of Company common stock, net to such holder, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase.  The procedures for tendering shares during the Subsequent Offering Period are the same as those described for the Tender Offer in the Offer to Purchase, except that shares tendered during the Subsequent Offering Period cannot be delivered by the guaranteed delivery procedure and may not be withdrawn.

The Subsequent Offering Period enables holders of shares of common stock of the Company who did not tender during the initial offering period to participate in the Tender Offer and receive the offer price on an expedited basis rather than waiting until the completion of the subsequent Merger described below and in the Offer to Purchase.  As described in the Offer to Purchase, holders of shares of common stock of the Company will not have dissenters’ rights in connection with the Merger so long as the common stock continues to be listed on the Nasdaq Global Select Market.  Accordingly, it is expected that the failure of a holder that has not previously tendered its shares to tender such shares during the Subsequent Offering Period will result only in delay of the receipt by such holder of the consideration for such shares.

Following the expiration of the Subsequent Offering Period, ORLEN Upstream will acquire all of the remaining outstanding shares of common stock of the Company by means of a merger (the “Merger”) of Merger Sub with and into the Company.  In the Merger, each outstanding share of common stock of the Company not tendered and purchased in the Tender Offer (including during the Subsequent Offering Period) will be converted into the right to receive the same $1.15 per share price, net to such holder of common stock in cash, without interest thereon and less any required withholding taxes, provided in the Tender Offer.  If Merger Sub owns at least 90% of the outstanding shares of common stock of the Company following the Subsequent Offering Period and, if necessary, the exercise of the top-up option granted by the Company to Merger Sub pursuant to the Merger Agreement, Merger Sub intends to complete the Merger on an expedited basis through a short-form merger without further action by the holders of common stock.  If Merger Sub owns less than 90% of the outstanding shares of common stock of the Company following the Subsequent Offering Period and the top-up option is not exercisable, the Company will convene a meeting of the holders of its common stock to approve the Merger.  As a result of Merger Sub’s acceptance for purchase of a majority of the outstanding shares of common stock pursuant to the Tender Offer, Merger Sub has sufficient voting power to approve the merger without the affirmative vote of any other Company stockholder at such stockholders meeting.  ORLEN Upstream and Merger Sub have agreed that they will vote all shares of common stock then owned by them in favor of approval of the merger.  Accordingly, approval of the merger at the stockholders meeting is assured.

The Merger Agreement provides that all outstanding shares of the Company’s 9.25% Series B Cumulative Convertible Preferred Stock will be called for redemption on the date on which Merger Sub accepts shares for purchase pursuant to the Tender Offer.  Accordingly, notice of redemption of the preferred stock will be delivered to holders of record of the preferred stock on December 8, 2015 and posted to the Company’s website at www.fxenergy.com.

ABOUT FX ENERGY

FX Energy is an independent oil and gas exploration and production company with production in the US and Poland.  The Company’s main exploration and production activity is focused on Poland’s Permian Basin where the gas-bearing Rotliegend sandstone is a direct analog to the

Southern Gas Basin offshore England.  The Company trades on the NASDAQ Global Select Market under the symbol FXEN. Website: www.fxenergy.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Merger Sub and ORLEN Upstream have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), containing the Offer to Purchase, the related form of Letter of Transmittal (the “Letter of Transmittal”) and other related materials and have mailed the Offer to Purchase, Letter of Transmittal and related documents to holders of the Company’s common stock.  The Company also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) with the SEC.  The Schedule TO, Offer to Purchase, Letter of Transmittal, Schedule 14D-9 and related documents, as they may be amended or supplemented from time to time, contain important information that should be read carefully before any decision is made with respect to the Tender Offer.  These materials may be obtained for free by directing a request by mail to Georgeson, Inc., 480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 or by calling toll-free in the United States (888) 663-7851.  These materials also are available at no charge on the SEC’s web site at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transaction, the expected timetable for completing the proposed transaction, benefits of the proposed transaction, future financial and operating results and any other statements about the future expectations, beliefs, goals, plans or prospects of FX Energy, Inc. constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain any remaining requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; and the other factors and financial, operational and legal risks or uncertainties described in the Schedule 14D-9 (as amended) and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and other reports filed with the SEC under the Securities Exchange Act of 1934.  The Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after this date except as required by law.